August 22, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Minerva Neurosciences, Inc.
Registration Statement on Form S-3 (File No. 333-226783)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on August 24, 2018 or as soon thereafter as is practicable.

Sincerely,

MINERVA NEUROSCIENCES, INC.

By:	/s/ Devin Smith
Name: Devin Smith
Title: General Counsel

cc:	Marc A. Recht, Esq. Ryan S. Sansom, Esq.